Exhibit 99.1

Safe Bulkers Names John T. Gaffney as Director
Replacing Basil Sakellis

Athens, Greece—October 21, 2009—Safe Bulkers, Inc. (the “Company”) (NYSE: SB), an international provider of marine drybulk transportation services, has announced that John T. Gaffney, Executive Vice President of First Solar, Inc., has been appointed as an independent member of the Company’s board of directors, replacing Basil Sakellis, who has resigned to pursue personal interests.

Mr Gaffney joined First Solar in January 2008.  He leads First Solar’s corporate development, legal, sustainable development and environmental affairs departments.  Prior to joining First Solar, Mr. Gaffney practiced law at the firm of Cravath, Swaine & Moore LLP, where he was a partner since 1993.  During his time at Cravath, Mr. Gaffney advised numerous corporate and financial institution clients on merger, acquisition and capital markets transactions.  Mr. Gaffney holds a B.A. from The George Washington University and an M.B.A. and J.D. from New York University.

Mr. Gaffney will also serve on the Company’s audit committee and corporate governance, nominating and compensation committee.

Polys Hajioannou, the Company’s Chairman and Chief Executive Officer thanked Mr. Sakellis for his service to the Company: “Mr Sakellis, who joined the board of directors during our initial public offering, has served the Company in a dedicated and professional manner.  I wish to take this opportunity to thank him for his contributions and wish him the best in all future endeavours.”

About Safe Bulkers, Inc.

The Company is an international provider of marine drybulk transportation services, transporting bulk cargoes, particularly grain, iron ore and coal, along worldwide shipping routes for some of the world’s largest users of marine drybulk transportation services. The Company's common stock is listed on the NYSE, where it trades under the symbol “SB”. The Company’s fleet consists of 14 drybulk vessels, all built post-2003, and the Company has contracted to acquire additional drybulk newbuild vessels to be delivered at various times beginning in 2010 through 2011.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events, the Company’s growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited changes in the demand for drybulk vessels; competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:

Company Contact:

Dr. Loukas Barmparis

President

Safe Bulkers, Inc.

Athens, Greece

Telephone: +30 (210) 895-7070

Investor Relations / Media Contact:

Ramnique Grewal

Vice President

Capital Link, Inc.

230 Park Avenue, Suite 1536

New York, N.Y. 10169

Tel.: (212) 661-7566

Fax: (212) 661-7526

E-Mail: safebulkers@capitallink.com